Mail Stop 4561

October 4, 2007

By U.S. Mail and Facsimile (202) 362-2902

Robert J. Larison, Jr.
President and Chief Executive Officer
Atlantic Coast Financial Corporation
505 Haines Avenue
Waycross, GA 31501

Re: Atlantic Coast Financial Corporation
        Atlantic Coast Federal Employees' Savings and Profit Sharing Plan and Trust
        Amendment to Registration Statement on Form S-1
        Filed September 25, 2007
        File No. 333-144149

        Atlantic Coast Federal Corporation
        Proxy Statement Draft Materials
        Filed September 25, 2007
        File No. 000-50962

Dear Mr. Larison:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition…, page 47

1.   Please advise us whether or not the company has compiled preliminary third quarter financial results. If you have third quarter results, please include capsule comparative third quarter results with a brief management and discussion noting any new trends or anomalies in an appropriate section of the registration statement.

Report of Independent Registered Public Accounting Firm, F-2

2.   We note your auditor did not dual-date the audit report. Please tell us how you determined that this presentation is appropriate under US GAAP, considering the requirements of AU 508, AU 530, AU 561 and AU 711, and provide us other authoritative guidance you relied upon to form your conclusion.

        As appropriate, please amend your registration statement in response to these comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc:
Richard S. Garabedian
Benjamin M. Azoff
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW Suite 400
Washington, DC 20015